UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SECUREALERT, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

81373R109

(CUSIP Number)

Sapinda Holding B.V.

c/o Dr. Peter Wiesing

Herm Holding B.V.

World Trade Center

Schiphol Boulevard 127, A 3.14

The Netherlands

+31 20 2014 904

Dr. Peter Wiesing

Herm Holding B.V.

World Trade Center

Schiphol Boulevard 127, A 3.14

The Netherlands

+31 20 2014 904

A. Peter Harwich, Esq.

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

212 610 6471

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81373R109

1.	Name of Reporting Person SAPINDA HOLDING B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization THE NETHERLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 18,590,356

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 18,590,356

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,590,356

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.9%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)  Calculated based on the 618,509,470 Common Shares stated to be outstanding as of June 30, 2012 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2012 and adjusting for conversion.

CUSIP No. 81373R109

1.	Name of Reporting Person HERM HOLDING B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization THE NETHERLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 18,590,356

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 18,590,356

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,590,356

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.9%(2)

14.	Type of Reporting Person (See Instructions) OO

(2)  Calculated based on the 618,509,470 Common Shares stated to be outstanding as of June 30, 2012 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2012 and adjusting for conversion.

Item 1.	Security and Issuer

This statement relates to shares of the Common Stock, $0.0001 par value per share (the “Common Shares”), of SecureAlert, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 150 West Civic Center Drive, Suite 100, Sandy, Utah 84070.

Item 2.	Identity and Background

Reporting Person: Sapinda Holding B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Sapinda Holding”).

The place of organization of Sapinda Holding is The Netherlands.  The principal business of Sapinda Holding is the acquisition and divestiture of investments in private and public companies by way of equity, debt or convertible instruments.  Sapinda Holding is the holding company of a group of companies located in Europe and Africa.  The principal office of Sapinda Holding is World Trade Center, Schiphol Boulevard 127, A 3.14, The Netherlands.

The name, present principal occupation or employment and business address and citizenship of each director of Sapinda Holding are as set forth below.  Sapinda Holding has no executive officers.

Name	Present Principal Occupation/Employment and Address	Citizenship

Directors

Herm Holding B.V.	World Trade Center Schiphol Boulevard 127, A3.14 1118 BG Schiphol The Netherlands	N/A

During the last five years, neither Sapinda Holding nor, to the knowledge of Sapinda Holding, any of the persons set forth in the table above, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Reporting Person: Herm Holding B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Herm Holding” and together with Sapinda Holding, the “Reporting Persons”).  Herm Holding is the sole Director of Sapinda Holding.

The place of organization of Herm Holding is The Netherlands.  The principal business of Herm Holding is holding and managing of private equity investments and the management of Dutch companies.  The principal office of Herm Holding is World Trade Center, Schiphol Boulevard 127, A 3.14, The Netherlands.

The name, present principal occupation or employment and business address and citizenship of each director of Herm Holding are as set forth below.  Herm Holding has no executive officers.

Name	Present Principal Occupation/Employment and Address	Citizenship

Directors

Dr. Peter Wiesing	Managing Director BUSINESS ADDRESS: World Trade Center Schiphol Boulevard 127, A3.14 1118 BG Schiphol The Netherlands	Germany

During the last five years, neither Herm Holding nor, to the knowledge of Herm Holding, any of the persons set forth in the table above, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The Reporting Persons have entered into a joint filing agreement, dated as of October 5, 2012, a copy of which is attached hereto as Exhibit 99.1.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the funds used to acquire the Common Shares and securities convertible into or exercisable for Common Shares held by Sapinda Holding was the working capital of Sapinda Holding and its subsidiaries.  None of Herm Holding, its subsidiaries or Dr. Peter Wiesing holds any Common Shares directly or indirectly.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Common Shares and securities convertible into or exercisable for Common Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.  In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Shares and securities convertible into or exercisable for Common Shares at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Shares, changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.  Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Persons’ increasing or decreasing their ownership of Common Shares and/or securities convertible into or exercisable for Common Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  In particular, the Reporting Persons currently believe the Issuer would benefit from a more sustainable capital structure and are in negotiations with the Issuer, Sapinda Asia Limited (“Sapinda Asia”) and other third-party investors regarding potential transactions to refinance the Issuer’s capital structure, which transactions may include the issuance to the Reporting Persons and one or more third-party investors, including Sapinda Asia, of debt convertible into Common Shares, thus potentially increasing the Reporting Persons’, Sapinda Asia’s and/or other third-party investors’ equity ownership in the Issuer.  Recently Sapinda Asia and Sapinda Holding were involved in negotiations with the Issuer to invest up to an additional $16 million in the Issuer through a combination of loans and convertible debt.  Such negotiations are currently ongoing and may (or may not) result in an agreement with the Issuer.  The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Shares or securities convertible into or exercisable for Common Shares or dispose of all the Common Shares and/or securities convertible into or exercisable for Common Shares in each case beneficially owned by them, in the public market or privately negotiated transactions.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

As of January 1, 2012, subsidiaries of Sapinda Holding had various positions representing 2.7% of the Common Shares.  Sapinda UK Ltd. (“Sapinda UK”), a wholly owned subsidiary of Sapinda Holding, held and continues to hold a warrant to purchase 83 shares of Series D Preferred Stock (such preferred shares, the “Preferred Shares”), which Preferred Shares are convertible into 498,000 Common Shares.  Sapinda UK also held and continues to hold 2,550 Preferred Shares, which are convertible into 15,300,000 Common Shares.  Sapinda UK’s holdings were disclosed by the Issuer on its Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) filed on October 25, 2011.  Sapinda Deutschland GmbH (“Sapinda Deutschland”), a wholly owned subsidiary of Sapinda Holding, held and continues to hold 1,277,535 Common Shares that it purchased on the open market.

In February 2012, Sapinda UK received 358,715 Common Shares pursuant to a dividend payment on its 2,550 Preferred Shares.

On March 30, 2012, Sapinda Holding invested $500,000 in the Issuer pursuant to a secured Convertible Debenture (the “Convertible Debenture”).  This investment is convertible into 16,666,666 Common Shares.

In May 2012, Sapinda UK received 460,751 Common Shares pursuant to a dividend payment on its 2,550 Preferred Shares.

In August 2012, Sapinda UK received 695,355 Common Shares pursuant to a dividend payment on its 2,550 Preferred Shares.  Upon receipt of the dividend payment, Sapinda Holding beneficially owned 5.4% of the Common Shares, including the holdings of its wholly owned subsidiaries Sapinda UK and Sapinda Deutschland.

On September 24, 2012, Sapinda Holding sold its $500,000 interest in the Convertible Debenture to Sapinda Asia.

Sapinda Holding beneficially owns, on an as-converted basis, 18,590,356 Common Shares, including those of its wholly owned subsidiaries Sapinda UK and Sapinda Deutschland, representing 2.9% of the Common Shares (based on the 618,509,470 Common Shares stated to be outstanding as of June 30, 2012 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2012 and adjusting for conversion).  Herm Holding, as the sole Director of Sapinda Holding, may be deemed to control Sapinda Holding and therefore to also beneficially own 2.9% of the Common Shares.  Sapinda Holding and Herm Holding may each be deemed to have shared voting power and dispositive power over 18,590,356 Common Shares.  In such a case, neither Sapinda Holding nor Herm Holding will have sole voting power or dispositive power over any Common Shares.

Sapinda Asia has filed a separate Schedule 13D reporting beneficial ownership of Common Shares.  Sapinda Holding and Sapinda Asia are not affiliated entities.  Sapinda Holding and Sapinda Asia know each other well and have often co-invested and pursued similar interests with regard to their mutual investments.  Both entities regularly consult one another with regard to their mutual investment strategies.  The entities may (or may not) pursue a common investment strategy with regard to the Issuer.  Sapinda Holding and Sapinda Asia do not acknowledge group status for purposes of Schedule 13(d) of the Exchange Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As discussed in Item 5, Sapinda Holding and Sapinda Asia may (or may not) pursue a common investment strategy with regard to the Issuer.

As discussed in Item 5, Sapinda UK holds a warrant to purchase 83 Preferred Shares, which Preferred Shares are convertible into 498,000 Common Shares.  The exercise price under the warrant is $500 per Preferred Share.  The warrant expires on November 25, 2013.  A copy of the warrant is attached hereto as Exhibit 99.2.

As discussed in Item 5, on March 30, 2012, Sapinda Holding invested $500,000 in the Issuer pursuant to the Convertible Debenture.  This investment is convertible into 16,666,666 Common Shares.  The Convertible Debenture was to expire on July 31, 2012, but pursuant to Amendment No. 1 to the Convertible Debenture the expiration was extended to August 31, 2012, and pursuant to Amendment No. 2 to the Convertible Debenture was further extended to October 15, 2012.  A copy of the Convertible Debenture is attached hereto as Exhibit 99.3, a copy of Amendment No. 1 is attached hereto as Exhibit 99.4 and a copy of Amendment No. 2 is attached hereto as Exhibit 99.5.  As discussed in Item 5, Sapinda Holding’s interest in the Convertible Debenture was sold to Sapinda Asia on September 24, 2012.

Item 7.	Material to be Filed as Exhibits

EXHIBIT 99.1	Joint Filing Agreement, dated as of October 5, 2012, between Sapinda Holding B.V. and Herm Holding B.V.
EXHIBIT 99.2	Series D Preferred Stock Purchase Warrant held by Sapinda UK Ltd.
EXHIBIT 99.3	$500,000 Convertible Debenture convertible into 16,666,666 Common Shares
EXHIBIT 99.4	Amendment No. 1 to $500,000 Convertible Debenture
EXHIBIT 99.5	Amendment No. 2 to $500,000 Convertible Debenture

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2012

SAPINDA HOLDING B.V.

	By:	/s/ Dr. Peter Wiesing
Name: Dr. Peter Wiesing
Title: Managing Director of Herm Holding B.V., sole Director of Sapinda Holding B.V.

Date: October 5, 2012

HERM HOLDING B.V.

	By:	/s/ Dr. Peter Wiesing
Name: Dr. Peter Wiesing
Title: Managing Director

EXHIBIT INDEX

EXHIBIT 99.1	Joint Filing Agreement, dated as of October 5, 2012, between Sapinda Holding B.V. and Herm Holding B.V.
EXHIBIT 99.2	Series D Preferred Stock Purchase Warrant held by Sapinda UK Ltd.
EXHIBIT 99.3	$500,000 Convertible Debenture convertible into 16,666,666 Common Shares
EXHIBIT 99.4	Amendment No. 1 to $500,000 Convertible Debenture
EXHIBIT 99.5	Amendment No. 2 to $500,000 Convertible Debenture